Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

Role of B Cells Induced by IMV’s Lead Compound in Patients with Ovarian Cancer to be Showcased at the ESMO-IO Congress

Translational data show that treatment with maveropepimut-S (MVP-S, previously known as DPX-Survivac) induces a sustained and effective anti-tumor immune response that involves both T and B cells

Dartmouth, Nova Scotia, and Cambridge, Mass., December 2nd, 2021 -- IMV Inc. (NASDAQ: IMV; TSX: IMV), a clinical-stage company developing a portfolio of immune-educating therapies based on its novel DPX™ platform to treat solid and blood cancers, today announced new translational data implicating B cells in the clinical benefit induced by MVP-S treatment in ovarian cancer patients. These data will be showcased at the European Society for Medical Oncology Immuno-Oncology (ESMO-IO) congress, December 8-10, 2021.

“These data further extend our understanding of MVP-S therapeutic mechanism of action and strongly implicate B cells in the clinical benefit from MVP-S based therapy,” said Jeremy Graff, Ph.D., Chief Scientific Officer at IMV Inc.

Oliver Dorigo, M.D., Ph.D., Director and Associate Professor, Division Gynecologic Oncology, Department of Obstetrics and Gynecology at the Stanford University, CA, commented: “Immunotherapies that provoke both a T and B cell response have the potential to provide patients with a new first line therapy for hard-to-treat cancers such as advanced, recurrent ovarian cancer. We are encouraged by the B cell infiltration demonstrated using MVP-S supporting its ability to create a strong immune response in patients who have failed on prior lines of treatment.”

Twenty-two women with advanced, recurrent ovarian cancer were enrolled in the DeCidE1 study. In August of this year, IMV announced the completion of the study and shared final top results: Objective Response rates (ORR) of 26.3%, Median Overall Survival of 19.9 months, and a 45% overall survival rate at nearly 2 years. The abstract released today by the ESMO-IO congress highlights that:

  Enriched B cell infiltration was detected in on-treatment tumor samples, especially in patients who showed tumor reduction; the strongest increase was observed within memory B cells,

  The frequency of systemic plasmablasts increased on-study in most of assessed patients and was more pronounced in patients with tumor shrinkage,

  Antibodies to all 5 survivin peptides were detected in plasma samples and were more prominent in patients with tumor shrinkage.

These translational data provide new insights into the therapeutic mechanism of action of MVP-S, indicating an important role for B cells in mediating MVP-S induced anti-cancer immunity. The next IMV-sponsored clinical trial in patients with advanced, recurrent ovarian cancer is expected to be initiated in 2022.

The poster will be presented by Oliver Dorigo, M.D., Ph.D., Director and Associate Professor, Division Gynecologic Oncology, Department of Obstetrics and Gynecology at the Stanford University, CA.

  Poster Title: Translational analyses of the DeCidE phase 2 clinical study in advanced ovarian cancer patients reveal a substantial role for B cells in the clinical benefit derived from maveropepimut-S (MVP-S) treatment

  Poster Number: 51P

  An e-poster presentation will be available on December 9, 2021, under the Scientific Publications & Posters section on IMV’s website

About IMV

IMV Inc. is a clinical-stage immuno-oncology company advancing a portfolio of therapies based on the Company’s immune-educating platform: the DPX™ technology. Through a differentiated mechanism of action, the DPX platform delivers instructions to the immune system and generates a specific, robust, and persistent immune response. IMV’s lead candidate, maveropepimut-S (MVP-S) delivers antigenic peptides of survivin, a well-recognized cancer antigen. Treatments with MVP-S have demonstrated the activation of a targeted and sustained anti-tumor immune response, correlated with clinical benefit and have been well tolerated across all clinical trials. MVP-S is currently being evaluated in clinical trials for blood and solid cancers, including in Diffuse Large B Cell Lymphoma (DLBCL) as well as ovarian, bladder and breast cancers. IMV is also developing a second immunotherapy leveraging the DPX immune delivery platform, DPX-SurMAGE. This dual-targeted immunotherapy combines antigenic peptides for both the survivin and MAGE-A9 cancer proteins to elicit immune responses to these two distinct cancer antigens simultaneously. A Phase 1 clinical trial in bladder cancer will open early 2022. For more information, visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements use such word as “will”, “may”, “potential”, “believe”, “expect”, “continue”, “anticipate” and other similar terminology. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In this press release, such forward-looking statements include, but are not limited to, statements regarding the ability of the Company’s lead compound to induce a comprehensive and sustained anti-tumor immune response in difficult-to-treat populations, the Company’s ability to potentially expand the application of its lead compound in new cancer indications and in combination with therapeutics beyond checkpoint inhibitors and the anticipated timing of the Company’s clinical trial programs and studies. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful design and completion of clinical trials and the timely receipt of all regulatory approvals to commence, and then continue, clinical studies and trials and the receipt of all regulatory approvals to commercialize its products. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties, and those risks and uncertainties include, but are not limited to, the ability to access capital, the successful and, generally, the timely completion of clinical trials and studies and the receipt of all regulatory approvals as well as other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar

  ###

  Source: IMV Inc.

  Investor Relations

  Joy Bessenger, Senior Vice President, Investor Relations and Corporate Strategy
  O: (902) 492.1819 ext: 2009
  E: jbessenger@imv-inc.com

  Marc Jasmin, Senior Director, Investor Relations, IMV Inc.
  O: (902) 492-1819 ext: 1042
  M: (514) 617-9481 E: mjasmin@imv-inc.com

  Irina Koffler, Managing Director, LifeSci Advisors
  O: (646) 970-4681
  M: (917) 734-7387
  E: ikoffler@lifesciadvisors.com

  Media

  Delphine Davan, Senior Director, Communications, IMV Inc.
  M: (514) 968 1046
  E: ddavan@imv-inc.com

  Madeline Joanis, Senior Account Executive, LifeSci Communications
  M: (603) 479 5267
  E: mjoanis@lifescicomms.com